Exhibit 23.6
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Quicksilver Resources Inc.
We consent to the use of our report dated September 10, 2008, with respect to the combined statements of revenue and direct operating expenses of the Alliance Operations, for each of the years in the two-year period ended December 31, 2007, incorporated by reference herein and to the reference to our firm under the heading “Experts”.
The statements referred to above were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1 to the combined statements of revenues and direct operating expenses. Those statements are not intended to be a complete presentation of the Alliance Operations’ revenues and expenses.
(Signed) KPMG LLP
Dallas, Texas
June 17, 2009